Exhibit 99.1

CIAN ENTERS INTO AN AGREEMENT FOR ACQUISITION OF SMARTDEAL

LARNACA, Cyprus--(BUSINESS WIRE)-- Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, today announced that it has entered into an agreement for the acquisition of SmartDeal.

A subsidiary of Cian, iRealtor LLC, recently entered into a binding preliminary agreement for acquisition of 100% in SmartDeal (Praktika Uspekha LLC), a company which provides e-registration and adjacent services for various types of property deals.  Completion of the acquisition is subject to customary closing conditions and among other things, regulatory clearance by the Government Commission on Monitoring Foreign Investment.

SmartDeal was founded in 2017 and is one of the leading players in the property deals e-registration market in Russia providing services to diverse categories of customers including banks, real estate developers and agents. Cian and SmartDeal have established a partnership earlier in 2021 while developing Cian.Transaction, an online transaction service launched by Cian in October 2021 . The acquisition of SmartDeal is expected to support Cian’s strategy to expand its End-to-End value proposition for both customers and consumers, allow Cian to further strengthen its online transaction product as well as enrich Cian’s B2B suite of services resulting in an overall enhancement of the product offering.

“We have partnered with SmartDeal last year to build an online transaction service that was successfully launched in the end of 2021. We are glad that we have reached an agreement with the founders of SmartDeal to acquire the company and ultimately make it part of the Cian Group and Cian family. The e-registration market for real estate transactions has grown significantly during the last couple of years driven among other things by the pandemic- related shift to online, and we expect that it will continue to digitalize further. Moreover, we believe that SmartDeal has an impressive product that offers convenient e-registration solutions to a broad range of customers, for example it has such unique features as asynchronous agreement signing or remote transaction registration that doesn’t require physical presence in the state registration office or a bank branch. We expect that the penetration of e-registration in real estate transactions will continue to grow, and that the SmartDeal platform will continue to expand and develop further. We continue to see the development of the end-to-end platform and shift into transactions as one of the key pillars of our strategy. This acquisition will no doubt contribute to the expansion of our technological platform, constitute a strong addition to Cian’s product portfolio and support our strategy.” – said Maxim Melnikov, Chief Executive Officer of Cian.

“Over the last 4 years we were able to achieve a leading position on the market and establish ourselves as a reliable supplier of the real estate transaction e-registration platform for the primary market and largest mortgage banks in Russia. At the same time, looking at the market dynamics it is fair to say that today, the secondary real estate market is digitalizing even more dynamically that the primary real estate market and we are keen to conquer it as well. Our position will be significantly reinforced by joining forces with such a strategic partner as Cian. We started our partnership with Cian in 2021 and in less than 6 months launched an innovative Cian.Transaction service from scratch. I believe, that combining the Cian team and audience with our technological platform is indeed the case when 1 + 1 = 3” – said Alexey Makarov, CEO and co-founder of SmartDeal.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top ten most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for September 2021). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the third quarter of 2021, the Company had over 1.9 million listings available through its platform and an average UMV of over 18.7 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and the other important factors discussed under the caption “Risk Factors” in Cian’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 4, 2021 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.